SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CANO PETROLEUM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

137801106
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
Peter Halasz
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 12 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,989,936
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,989,936
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,989,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,257
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 153,257
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 153,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,463,213
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,463,213
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,463,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,805,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,805,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,805,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,805,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,805,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,805,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,805,818
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,805,818
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,805,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,805,818
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,805,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,805,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 9 of 12 Pages

The Schedule 13D filed on August 25, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on September 25, 2008, Amendment No. 3 filed on October 8, 2008, Amendment No. 4 filed on October 31, 2008 and Amendment No. 5 filed on May 26, 2009 (the "Schedule 13D") by Double Black Diamond Offshore Ltd., a Cayman Islands exempted company, Black Diamond Offshore Ltd., a Cayman Islands exempted company, Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company, Carlson Capital, L.P., a Delaware limited partnership, Asgard Investment Corp., a Delaware corporation and Clint D. Carlson, relating to the shares ("Shares") of common stock, par value $0.0001 per share, of Cano Petroleum, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd."), (iii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("Relative Value Offshore Ltd.", and together with Double Offshore Ltd. and Offshore Ltd., the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership and investment adviser to the funds ("Carlson Capital"), (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital, ("Asgard II"), (vi) Asgard Investment Corp., a Delaware corporation and the sole shareholder of Asgard II ("Asgard"), and (vii) Mr. Clint D. Carlson, President of Asgard II, Asgard and Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix B attached hereto.

(b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard II is serving as the general partner of Carlson Capital.  The principal business of Asgard is serving as the sole shareholder of Asgard II and as the general partner of Carlson Capital GP, L.P.

(d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 10 of 12 Pages

Item 3.	Source and Amount of Funds or other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

A total of approximately $355,999 was received by the Reporting Persons in the transactions regarding the Shares reported herein.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of the close of business on October 19, 2010, the Reporting Persons beneficially owned an aggregate of 4,805,818 Shares, constituting approximately 10.6% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 45,442,082 Shares outstanding, which is the total number of Shares issued and outstanding as of September 22, 2010 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 22, 2010.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 153,257 Shares reported herein as owned by Offshore Ltd., (ii) the 2,989,936 Shares reported herein as owned by Double Offshore Ltd., (iii) the 1,463,213 Shares reported herein as owned by Relative Value Offshore Ltd., and (iv) an additional 199,412 Shares held in the Account.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 12 of 12 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

SCHEDULE 13D/A

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Black Diamond Relative Value Offshore Ltd.
Trade Date	Amount Purchased (Sold)	Price per Share ($)
10/18/10	(243,570)	$0.4575

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
10/18/10	(497,725)	$0.4575
Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
10/18/10	(25,510)	$0.4575

Carlson Capital on behalf of the Account
Trade Date	Amount Purchased (Sold)	Price per Share ($)
10/18/10	(33,195)	$0.4575

SCHEDULE 13D/A

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. II and Asgard Investment Corp.  Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. II or Asgard Investment Corp. owns any Common Stock.

Asgard Investment Corp. II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard Investment Corp.

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States